14041528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-052139 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK STOCKBROKERS INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 FIFTH AVENUE, 6TH FLOOR
(No. and Street)

| NEW YORK | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN TAYLOR — 212-453-2541 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

| 1745 BROADWAY, 18TH FLOOR | NEW YORK | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, KAI TAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YORK STOCKBROKERS INC, as of JUNE 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________

________________________________

________________________________

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2015

Signature

DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2014 and 2013

**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

*Report of Independent Registered Public Accounting Firm*

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statements of financial condition of York Stockbrokers, Inc. as of June 30, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. York Stockbrokers, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of York Stockbrokers, Inc. as of June 30, 2014 and 2013 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of York Stockbrokers, Inc.'s financial statements. The supplemental information is the responsibility of York Stockbrokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker LLP

New York, New York
August 27, 2014

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 168,984 | $ 276,097 |
| Accounts receivable | 514,105 | 468,301 |
| Prepaid taxes | 245 | 265 |
| Total current assets | 683,334 | 744,663 |
| Fixed assets, (net of accumulated depreciation of $516,923 and $504,873 in 2014 and 2013, respectively) | 78,940 | 87,048 |
| Clearing deposit | 25,000 | 25,000 |
| Security deposits | 57,500 | 57,500 |
| **Total assets** | $ 844,774 | $ 914,211 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued expenses | $ 511,943 | $ 459,589 |
| Deferred rent | 539 | 2,693 |
| **Total current liabilities** | 512,482 | 462,282 |
| **Stockholders' equity** | | |
| Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 1,614,000 | 1,564,000 |
| Accumulated deficit | (1,282,708) | (1,113,071) |
| Total stockholders' equity | 332,292 | 451,929 |
| **Total liabilities and stockholders' equity** | $ 844,774 | $ 914,211 |

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **Revenue** | | |
| Consulting income | $ 2,090,010 | $ 2,139,774 |
| License fees | 83,210 | 118,215 |
| Commission income | 8,738 | 15,637 |
| Interest and dividend income | 380 | 923 |
| Total revenue | 2,182,338 | 2,274,549 |
| **Expenses** | | |
| Consulting fees | 1,918,187 | 1,905,362 |
| General and administrative | 198,672 | 220,268 |
| Professional fees | 64,178 | 61,553 |
| Salaries and related taxes | 63,756 | 45,575 |
| Equipment leasing | 50,178 | 59,384 |
| Regulatory fees | 18,948 | 11,051 |
| Depreciation and amortization | 12,050 | 14,104 |
| Insurance | 11,282 | 11,416 |
| Clearing and floor brokerage fees | 8,850 | 7,448 |
| Corporate taxes | 3,255 | 3,255 |
| Travel and entertainment | 2,619 | 3,446 |
| Total expenses | 2,351,975 | 2,342,862 |
| Net loss | $ (169,637) | $ (68,313) |

The accompanying notes are an integral part of these financial statements.

# YORK STOCKBROKERS, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2014 and 2013

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-In Capital | Accumulated Deficit | Total |
| **Balance, June 30, 2012** | 1,000 | $ 1,000 | $ 1,564,000 | $ (1,044,758) | $ 520,242 |
| Net loss | | | | (68,313) | (68,313) |
| **Balance, June 30, 2013** | 1,000 | 1,000 | 1,564,000 | (1,113,071) | 451,929 |
| Additional Paid-In Capital | | | 50,000 | | 50,000 |
| Net loss | | | | (169,637) | (169,637) |
| **Balance, June 30, 2014** | 1,000 | $ 1,000 | $ 1,614,000 | $ (1,282,708) | $ 332,292 |

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (169,637) | $ (68,313) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization expense | 12,050 | 14,104 |
| Decrease (increase) in: | | |
| Accounts receivable | (45,804) | 119,763 |
| Prepaid taxes | 20 | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | 52,354 | (207,888) |
| Deferred rent | (2,154) | (2,155) |
| Net cash used in operating activities | (153,171) | (144,489) |
| **Cash flows from investing activities** | | |
| Purchases of fixed assets | (3,942) | (1,278) |
| Net cash used in investing activities | (3,942) | (1,278) |
| **Cash flows from financing activities** | | |
| Proceeds from additional paid in capital | 50,000 | |
| Net cash provided by financing activities | 50,000 | |
| Net decrease in cash | (107,113) | (145,767) |
| **Cash and cash equivalents, beginning of year** | 276,097 | 421,864 |
| **Cash and cash equivalents, end of year** | $ 168,984 | $ 276,097 |
| **Supplemental disclosure:** | | |
| Cash paid during the year for: | | |
| Taxes | $ 3,235 | $ 3,255 |

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2014 and 2013

## 1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. YSI is a 100% owned subsidiary of York Group Limited. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA (formerly NASD). The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also buys and sells foreign currencies to settle trades at the request of clients and distributes private placements. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

### Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2014 and 2013 consist of the following:

| | 2014 | 2013 |
|---|---|---|
| Leasehold improvements | $ 474,108 | $ 474,108 |
| Computer equipment | 60,405 | 56,463 |
| Computer software | 15,760 | 15,760 |
| Furniture and fixtures | 42,559 | 42,559 |
| Equipment | 2,531 | 2,531 |
| Non-depreciable assets | 500 | 500 |
| | 595,863 | 591,921 |
| Less: accumulated depreciation | (516,923) | (504,873) |
| | $ 78,940 | $ 87,048 |

**Revenue and Expense Recognition**

The Company records commission revenue and related expenses on a trade date basis.

**Fair Value of Financial Instruments**

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company has funds in a Federated Capital Reserves account with a fair value of $20,466 at June 30, 2014 which qualifies as Level 1. This is included in cash and cash equivalents in the statement of financial condition.

**Income Taxes**

Income taxes are accounted for in accordance with the standard of "Accounting for Income Taxes". As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

**Reclassifications**

Certain amounts in the 2013 financial statements have been reclassified in order to conform to the 2014 presentation.

## 3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own, and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

## 4. License Fees

License fees represent income earned from separate companies under license agreements, whereby YSI grants the licenses the right to use the Company's desk space. This space shall be used by the licensees solely for administrative office purposes relating to their businesses. The Company charges the licensees a monthly fee ranging from $5,000 to $11,000.

## 5. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a BNY Mellon Company. As of June 30, 2014 and 2013, the balance is $25,000.

## 6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2014 the company had net capital of $160,500, which was $60,500 in excess of SEC required net capital of $100,000. As of June 30, 2013 the Company had net capital of $271,338, which was $171,338 in excess of SEC required net capital of $100,000.

## 7. Commitments and Contingencies

The Company rents office space in which the underlying lease provides for rent escalations. As required by the standard "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. In July 2009 the Company signed a second amendment to the original lease which was effective on October 1, 2009. The lease is scheduled to expire on September 30. As of the date these financial statements are issued, the Company has not entered into a new agreement. Minimum lease obligations under the amended lease at June 30, 2014 are approximately, as follows, for the years ended June 30:

| | |
|---|---|
| 2015 | $ 34,115 |

Management represents that the Company does not have any legal liabilities or outstanding legal claims that are required to be accrued or disclosed.

## 8. Related Party Transactions

The Company received $83,210 and $110,715 in license fees in 2014 and 2013, respectively from York Asset Management, Inc., an affiliate. These fees are included in license fees on the statement of operations and $6,605 and $19,815 is included in accounts receivable in 2014 and 2013, respectively. Also during 2014 and 2013 the Company received $100,000 and $185,000, respectively, from YAM Ltd, an affiliate. These fees are included in consulting income on the statement of operations. The Company paid Ardbeck Limited, a related party, $41,901 and $48,327 in 2014 and 2013, respectively. These fees are included in consulting fees on the statement of operations.

Management represents that all transactions with affiliates are made at arms-length.

## 9. Income Taxes

At June 30, 2014 and 2013, the Company had federal and state net operating loss carry forwards of approximately $1,040,500 and $864,000, respectively. The net operating losses will expire in the various years through June 30, 2033.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2014 of $354,000. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

In accordance with US GAAP, the Company has adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). The Company has assessed its income tax positions and has recorded tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. No uncertainties exist that will materially affect management's evaluations at June 30, 2014.

The tax years of fiscal 2011, 2012 and 2013 remain subject to examination by federal and state taxing authorities.

## 10. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

## 11. Subsequent Events

York Group Limited, which owns 100% of the stock of York Stockbrokers Inc., has sold its stock to International Asset Allocation Management LLC for $197,267. Andrew Walker, the director of York Stockbrokers Inc., has resigned as of July 31, 2014 (the closing date) and relinquished control to new ownership. Mr. David Mack has been appointed as the new CEO as of August 1, 2014.

# SUPPLEMENTARY INFORMATION

# YORK STOCKBROKERS, INC.

## SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2014

| | |
|---|---|
| Stockholders' equity | $ 332,292 |
| Less: non-allowable assets: | |
| Accounts receivable | 34,355 |
| Fixed assets, net | 78,940 |
| Security deposits | 57,500 |
| Prepaid taxes | 245 |
| Total non-allowable assets | 171,040 |
| Net capital before haircut on securities positions | 161,252 |
| Haircut | 752 |
| Net capital | 160,500 |
| Computation of basic net capital requirement: | |
| Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $100,000) | 100,000 |
| Capital in excess of minimum requirement | $ 60,500 |
| Aggregate indebtedness | $ 512,482 |
| Ratio of aggregate indebtedness to net capital | 3:1 |

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's amended unaudited Form X-17A5, Part IIA filing as of June 30, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-052139 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC MAIL RECEIVED AUG 29 2014

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK STOCKBROKERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 FIFTH AVENUE, 6TH FLOOR
(No. and Street)

| NEW YORK | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN TAYLOR 212-453-2541
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

| 1745 BROADWAY, 18TH FLOOR | NEW YORK | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, KAI TAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YORK STOCKBROKERS INC, as of JUNE 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2015

Signature

DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUG 29 2014

YORK STOCKBROKERS, INC.

SIPC SUPPLEMENTAL REPORT

June 30, 2014

(With Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7))

**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants

YORK STOCKBROKERS, INC.

SIPC SUPPLEMENTAL REPORT

June 30, 2014

(With Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7))

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

June 30, 2014

**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

*Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)*

To the Board of Directors
York Stockbrokers, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014 , which were agreed to by York Stockbrokers, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating York Stockbrokers, Inc.'s compliance with the applicable instructions of Form SIPC-7. York Stockbrokers, Inc.'s management is responsible for York Stockbrokers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check registers, cancelled checks, and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly FOCUS reports, reconciliations, and trial balances, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, quarterly FOCUS reports, reconciliations, and trial balances, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

SKP
**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Koenigsberg & Parker LLP

New York, New York
August 27, 2014

# YORK STOCKBROKERS, INC.

## SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

For the Fiscal Period Beginning July 01, 2013 and Ending June 30, 2014

| | |
|---|---|
| Total revenue | $ 2,182,338 |
| Less: allowable deductions: | |
| Commissions floor brokerage and clearance paid to other SIPC members in connection with securities transactions | (14,850) |
| Total deductions | (14,850) |
| SIPC net operating revenues | 2,167,488 |
| General Assessment @ .0025 | 5,419 |
| Less: payment made with SIPC-6 on 1/31/14 | (2,270) |
| Less: prior overpayment applied | (359) |
| Balance due | $ 2,790 |

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's amended SIPC-7 filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED AUG 29 2014

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-052139 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK STOCKBROKERS INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 FIFTH AVENUE, 6TH FLOOR
(No. and Street)

| NEW YORK | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN TAYLOR 212-453-2541
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

| 1745 BROADWAY, 18TH FLOOR | NEW YORK | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, KAI TAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YORK STOCKBROKERS INC, as of JUNE 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2015

Signature

DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) A copy of the Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

STANDARD REVIEW REPORT

June 30, 2014

(With Report of Independent Registered Public Accounting Firm)

**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants

YORK STOCKBROKERS, INC.

STANDARD REVIEW REPORT

June 30, 2014

(With Report of Independent Registered Public Accounting Firm)

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

June 30, 2014

SKP
**Spielman Koenigsberg & Parker, LLP**
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

*Report of Independent Registered Public Accounting Firm*

To the Board of Directors of York Stockbrokers, Inc.

We have reviewed management's statements included in the accompanying Exemption Report in which York Stockbrokers Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and York Stockbrokers Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg & Parker LLP

New York, New York
August 27, 2014

YORK STOCKBROKERS, INC.

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

June 30, 2014

York Stockbrokers, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.